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                 [LETTERHEAD OF BRACEWELL & PATTERSON, L.L.P.]

                                                                     Exhibit 8.1


                               December 20, 2000



Prosperity Bancshares. Inc.
3040 Post Oak Boulevard
Houston, Texas 77056

Gentlemen:

We have acted as counsel to Prosperity Bancshares, Inc. ("Prosperity"), a Texas corporation, in connection with the merger ("Merger") of Commercial Bancshares, Inc. ("Commercial"), a Texas Corporation, with and into Prosperity pursuant to the terms of the Agreement and Plan of Merger dated as of November 8, 2000 ("Merger Agreement") by and between Prosperity and Commercial. This opinion is being rendered pursuant to Section 9.8 of the Merger Agreement.

In rendering this opinion, we have examined and relied upon the accuracy and completeness of the facts, information, covenants and representations contained in originals or copies, certified or otherwise identified to our satisfaction, of the Merger Agreement and such other documents and records as we have deemed necessary and relevant for purposes of this opinion. In addition, we have expressly relied upon certain representations made to us by certain officers of Prosperity and Commercial. If any statements contained in the Merger Agreement are not true and accurate, or if any representations made to us are not true and accurate, then we express no opinion to the extent the subject matter of this opinion is affected thereby. We have assumed the genuineness of all signatures, the authenticity of all documents and records submitted to us as originals, the conformity to authentic original documents and records of all documents and records submitted to us as copies, and the truthfulness of all statements of fact contained therein. Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Merger Agreement.

This opinion is based on the current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations promulgated thereunder, pertinent judicial authorities, published pronouncements of Internal Revenue Service and such other
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Prosperity Bancshares, Inc.
December 20, 2000
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authorities as we have considered necessary and relevant. There can be no assurance that the legal authorities upon which this opinion is based will not be modified, revoked, supplemented, amended, revised, reversed, or overruled. We assume no obligation to update or supplement this opinion to reflect changes in such legal authorities.

For purposes of this opinion, it is assumed that shares of Commercial Common Stock are held by the Commercial shareholders as "capital assets" within the meaning of Section 1221 of the Code. This opinion does not address (i) the tax consequences, if any, to those Commercial shareholders who acquired Commercial Common Stock pursuant to the exercise of options or warrants or as compensation,
(ii) all aspects of federal income taxation that might be relevant to particular holders of Commercial Common Stock in light of their personal investment circumstances, or (iii) the tax consequences to such holders who are subject to special treatment under the federal income tax laws such as foreign persons, dealers in securities, regulated investment companies, life insurance companies, financial institutions, tax-exempt organizations or pass-through entities. In addition, this opinion does not address the federal income tax consequences to those who hold Commercial Common Stock as part of a "straddle," "hedge" or "conversion" transaction as defined in the Code.

Based on the foregoing and subject to the limitations and assumptions set forth herein, and having due regard for such legal considerations as we deem relevant, we are of the opinion that:

1. The Merger will qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Code and Prosperity and Commercial will each be a party to the reorganization.

2. No gain or loss will be recognized by Prosperity or Commercial as a result of the merger.

3. No gain or loss will be recognized by the Commercial shareholders as a result of the exchange of Commercial Common Stock for Prosperity Common Stock pursuant to the Merger (except for any gain or loss attributable to any cash received pursuant to the exercise of statutory dissenters' rights or pursuant to the terms of the Merger Agreement.

4. The aggregate tax basis of the Prosperity Common Stock received by the Commercial shareholders in exchange for their Commercial Common Stock will be the same as the aggregate tax basis of the shares of the Commercial Common Stock
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Prosperity Bancshares, Inc.
December 20, 2000
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     surrendered in exchange therefor, decreased by the amount of the cash (if any) received in the Merger, and increased by the amount of gain, if any, recognized as a result of the Merger.

5. The holding period of the Prosperity Common Stock to be received by the Commercial shareholders in exchange for their Commercial Common Stock will include the holding period of the Commercial Common Stock surrendered in exchange therefor.

6. A Commercial shareholder who exercises the right to dissent in connection with the Merger and receives only cash in exchange for such shareholder's Commercial Common Stock will be treated as having received such cash as a distribution in redemption of such shareholder's Commercial Common Stock and will recognize a capital gain or loss equal to the difference between the amount of cash received and the adjusted basis of such shareholder's Commercial Common Stock, unless such payment, under each such shareholder's particular facts and circumstances, is deemed to have the effect of a dividend distribution and not a redemption treated as an exchange under the principles of Section 302 of the Internal Revenue Code.

Our opinion is limited to the foregoing federal income tax consequences of the Merger to the Commercial shareholders, which are the only matters as to which you have requested our opinion. We have not addressed any other federal income tax consequences of the Merger other than those specifically set forth herein, and we have not considered any matters (including state, local, or foreign tax consequences) arising under the laws of any jurisdiction other than matters of federal law arising under the laws of the United States as expressly set forth herein. This opinion is being furnished solely for the benefit of the Prosperity and Commercial shareholders in connection with the closing of the Merger and may not be used or relied upon by any other party or for any other purpose. Although this opinion represents our best legal judgment, it has no binding effect or official status of any kind, and no assurance can be given that contrary positions will not be taken by the Internal Revenue Service or a court considering the issues.

                              Very truly yours,

                              /s/ Bracewell & Patterson, L.L.P.

                              Bracewell & Patterson, L.L.P.